FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of December 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Dissolution of Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.
Date: December 10, 2007
	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Nomura Announces Dissolution of Subsidiaries

Tokyo, December 10, 2007—Nomura Holdings, Inc. today announced that it intends to dissolve the following consolidated subsidiaries.

1. Outline of Subsidiaries

(1) Nomura NP (No.1) Limited

1. Company Name	Nomura NP (No.1) Limited
2. Headquarters	Nomura House, 1 St Martin’s-le-Grand, London, EC1A 4NP, U.K.
3. Business	Property management business
4. Date of Incorporation	November 9, 1999
5. Paid-in-Capital	£1
6. Shareholder	Nomura Properties plc 100%
7. Representative	Kenji Yokoyama
8. Reason for Dissolution	Liquidation of dormant entity
9. Schedule	Dissolution: December 7, 2007 Complete liquidation: Upon completion of relevant legal procedures

(2) Nomura NP (No.2) Limited

1. Company Name	Nomura NP (No.2) Limited
2. Headquarters	Nomura House, 1 St Martin’s-le-Grand, London, EC1A 4NP, U.K.
3. Business	Property management business
4. Date of Incorporation	November 9, 1999
5. Paid-in-Capital	£1
6. Shareholder	Nomura Properties plc 100%
7. Representative	Kenji Yokoyama
8. Reason for Dissolution	Liquidation of dormant entity
9. Schedule	Dissolution: December 7, 2007 Complete liquidation: Upon completion of relevant legal procedures

(3) Nomura Gilts Limited

1. Company Name	Nomura Gilts Limited
2. Headquarters	Nomura House, 1 St Martin’s-le-Grand, London, EC1A 4NP, U.K.
3. Business	Securities business
4. Date of Incorporation	May 10, 1988
5. Paid-in-Capital	£2
6. Shareholder	Nomura International plc 100%
7. Representative	Kenji Yokoyama
8. Reason for Dissolution	Liquidation of dormant entity
9. Schedule	Dissolution: December 7, 2007 Complete liquidation: Upon completion of relevant legal procedures

(4) Nomura Properties Management Services Limited

1. Company Name	Nomura Properties Management Services Limited
2. Headquarters	Nomura House, 1 St Martin’s-le-Grand, London, EC1A 4NP, U.K.
3. Business	Property management business
4. Date of Incorporation	July 10, 1986
5. Paid-in-Capital	£10,000
6. Shareholder	Nomura International plc 100%
7. Representative	Kenji Yokoyama
8. Reason for Dissolution	Liquidation of dormant entity
9. Schedule	Dissolution: December 7, 2007 Complete liquidation: Upon completion of relevant legal procedures

(5) IISL Nominees Limited

1. Company Name	IISL Nominees Limited
2. Headquarters	26th Floor, 25 Canada Square, Canary Wharf, London E14 5LB, U.K.
3. Business	Nominee Company
4. Date of Incorporation	June 14, 1982
5. Paid-in-Capital	£100
6. Shareholder	Instinet Europe Limited 100%
7. Representative	Anthony Mackay
8. Reason for Dissolution	Liquidation of dormant entity
9. Schedule	Dissolution: December 7, 2007 Complete liquidation: Upon completion of relevant legal procedures

(6) IISL (Client) Nominees Limited

1. Company Name	IISL (Client) Nominees Limited
2. Headquarters	26th Floor, 25 Canada Square, Canary Wharf, London E14 5LB, U.K.
3. Business	Nominee Company
4. Date of Incorporation	June 28, 1996
5. Paid-in-Capital	£2
6. Shareholder	Instinet Europe Limited 100%
7. Representative	Anthony Mackay
8. Reason for Dissolution	Liquidation of dormant entity
9. Schedule	Dissolution: December 7, 2007 Complete liquidation: Upon completion of relevant legal procedures

(7) NBB Funding Co., Ltd.

1. Company Name	NBB Funding Co., Ltd.
2. Headquarters	Caledonian House Dr. Roys Dr. George Town Grand, Cayman Islands, British West Indies
3. Business	Foreign currency funding and loans for leases
4. Date of Incorporation	March 8, 1994
5. Paid-in-Capital	US$1,000
6. Shareholders	Nomura Babcock & Brown Co., Ltd. 100%
7. Representative	Director Hideyasu Tanaka
8. Reason for Dissolution	Liquidation of dormant entity due to transfer of business
9. Schedule	Dissolution: November 6, 2007 Complete liquidation: November 6, 2007

(8) Tungaloy Seimitsu Philippines Inc.

1. Company Name	Tungaloy Seimitsu Philippines Inc.
2. Headquarters	Lot B2-1C(a) Carmelray Industrial Park II Barangay Punta, Calamba, Laguna 4027, Philippines
3. Business	Manufacture and distribution of mold components
4. Date of Incorporation	February 16, 2001
5. Paid-in-Capital	US$2,064,000
6. Shareholders	Tungaloy Singapore (Pte.), Ltd. 100%
7. Representative	Chairman and Representative Director Akira Takahashi
8. Reason for Dissolution	Dissolution and liquidation due to wind-down of local operations
9. Schedule	Dissolution: November 21, 2007 Complete liquidation: Planned to be completed around the end of 2010

(9) Thai Tungaloy Cutting Tool Co., Ltd.

1. Company Name	Thai Tungaloy Cutting Tool Co., Ltd.
2. Headquarters	11th Floor, Sorachai Bldg. 23/7, Soi Sukhumvit 63, Klongtonnue, Wattana, Bangkok 10110, Thailand
3. Business	Distribution of cemented carbide tools
4. Date of Incorporation	November 21, 1997
5. Paid-in-Capital	Thai baht 10,000,000
6. Shareholders	Tungaloy Corporation 100%
7. Representative	President Motoji Onari
8. Reason for Dissolution	Liquidation of dormant entity due to transfer of business
9. Schedule	Dissolution: March 20, 2007 Complete liquidation: Upon completion of relevant legal procedures

2. Impact on Profits

Any impact arising from the dissolution of such subsidiaries that might affect the consolidated business results of the Company is negligible.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 160 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.